                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13D**

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                               ----------------

                             ARCO CHEMICAL COMPANY
                               (NAME OF ISSUER)

                               ----------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  001920-10-7
                                (CUSIP NUMBER)

                               ----------------

                             KERRY A. GALVIN, ESQ.
                        LYONDELL PETROCHEMICAL COMPANY
                           1221 MCKINNEY, SUITE 1600
                             HOUSTON, TEXAS 77010
                                (713) 652-7300
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                 JUNE 18, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                               ----------------

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

  *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  **This Schedule 13D replaces in entirety the Schedule 13D filed with the Securities and Exchange Commission on June 29, 1998 by Lyondell Petrochemical Company and Lyondell Acquisition Corporation, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on July 1, 1998.

CUSIP No. 001920-10-7
--------------------------------------------------------------------------------

(1) Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

    Lyondell Petrochemical Company
    I.R.S. No. 95-4160558
--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------

(3) SEC Use Only
--------------------------------------------------------------------------------

(4) Source of Funds

    BK, OO
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------

(6) Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------

              (7) Sole Voting Power
  Number of
   Shares          -0- Shares
Beneficially  -----------------------------------------------------------------
  Owned by
    Each      (8) Shared Voting Power
 Reporting
Person With        80,000,001 Shares*
              -----------------------------------------------------------------

              (9) Sole Dispositive Power

                   -0- Shares
              -----------------------------------------------------------------

              (10) Shared Dispositive Power

                   80,000,001 Shares*
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     80,000,001 Shares*
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     82.1% (approximately 80.1% of the Shares outstanding on a fully diluted basis)
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

* See Note on Page 4.

CUSIP No. 001920-10-7
--------------------------------------------------------------------------------

(1) Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

    Lyondell Acquisition Corporation
    I.R.S. No. Applied For
--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------

(3) SEC Use Only
--------------------------------------------------------------------------------

(4) Source of Funds

    AF
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------

(6) Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------

              (7) Sole Voting Power
 Number of
   Shares          -0- Shares
Beneficially  -----------------------------------------------------------------
  Owned by
    Each      (8) Shared Voting Power
 Reporting
Person With        80,000,001 Shares*
              -----------------------------------------------------------------

              (9) Sole Dispositive Power

                   -0- Shares
              -----------------------------------------------------------------

              (10) Shared Dispositive Power

                   80,000,001 Shares*
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     80,000,001 Shares*
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     82.1% (approximately 80.1% of the Shares outstanding on a fully diluted basis)
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

* See Note on Page 4.

* On June 18, 1998, Lyondell Petrochemical Company ("Lyondell") and Lyondell Acquisition Corporation (the "Purchaser") entered into a Tender and Voting Agreement (the "Tender and Voting Agreement") with Atlantic Richfield Company, a Delaware corporation ("ARCO"), a stockholder of ARCO Chemical Company, a Delaware corporation (the "Company"). ARCO has represented in the Tender and Voting Agreement that it has sole voting and dispositive power over 80,000,001 shares of common stock, par value $1.00 per share of the Company ("Shares"). Pursuant to the Tender and Voting Agreement, ARCO has agreed to tender into the Offer (as defined in the Offer to Purchase dated June 24, 1998 (the "Offer to Purchase") attached hereto as Exhibit F), and not withdraw as long as the Tender and Voting Agreement remains in effect, all such Shares as well as any Shares thereafter acquired by it. Under the Tender and Voting Agreement, ARCO has granted to Lyondell a proxy, which is irrevocable during the term of the Tender and Voting Agreement, with respect to the Shares subject to the Tender and Voting Agreement to vote such Shares under certain circumstances. Pursuant to the Tender and Voting Agreement, ARCO has also agreed not to sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares. A copy of the Tender and Voting Agreement is attached hereto as Exhibit C, and the Tender and Voting Agreement is described more fully in Section 12 of the Offer to Purchase.

  This Schedule 13D replaces in entirety the Schedule 13D filed with the Securities and Exchange Commission on June 29, 1998 by Lyondell and the Purchaser, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on July 1, 1998.

ITEM 1. SECURITY AND ISSUER

  The class of securities to which this statement relates is common stock, par value $1.00 per share, of the Company. The address of the principal executive offices of the Company is 3801 West Chester Pike, Newtown Square, Pennsylvania 19073-2387.

ITEM 2. IDENTITY AND BACKGROUND

  (A)-(C) AND (F). This Schedule 13D is being filed by Lyondell, a Delaware corporation, and the Purchaser, a Delaware corporation. The Purchaser is a wholly owned subsidiary of Lyondell. Information concerning the principal business and the address of the principal offices of Lyondell and the Purchaser is set forth in Section 9 ("Certain Information Concerning the Purchaser and Lyondell") of the Offer to Purchase and is incorporated herein by reference. Information with respect to the executive officers and directors of each of Lyondell and the Purchaser, including name, business address, present principal occupation or employment and the organization in which such employment is conducted and citizenship is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference. Other than Lyondell's executive officers and directors, there is no corporation or other person ultimately controlling Lyondell.

  (D). None

  (E). None

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

  (A)-(D), (F), (G) AND (J). The information set forth in "Introduction,"
Section 12 ("Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreement") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

  On June 25, 1998, Lyondell filed a Notification and Report Form with respect to the Offer (as defined in the Offer to Purchase) pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). Accordingly, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on July 10, 1998. However, the Antitrust Division of the Department of Justice or the Federal Trade Commission may extend the waiting period by requesting additional information or documentary material from Lyondell. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by Lyondell with such request. The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (E) Pursuant to the Merger (as defined in the Offer to Purchase), each issued and outstanding Share shall be converted into the right to receive from the surviving corporation of the Merger an amount in cash equal to the price per Share paid in the Offer, without interest thereon. All such Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the aforementioned consideration. The information set forth in Section 10 ("Source and Amount of Funds"), Section 12 ("Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreement") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

  (H) AND (I). The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (A) AND (B). The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Lyondell") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreement") of the Offer to Purchase is incorporated herein by reference. The Company represented in the Merger Agreement (as defined in the Offer to Purchase) that it had outstanding as of June 16, 1998 an aggregate of 97,393,822 Shares. Each of Lyondell and the Purchaser may be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of an aggregate of 80,000,001 Shares or approximately 82.1% of the foregoing total number of Shares reported to be outstanding (80.1% on a fully diluted basis).

  To the best of Lyondell's or the Purchaser's knowledge and belief none of the executive officers or the directors of Lyondell or the Purchaser, respectively, beneficially own any Shares.

  (C) Except as set forth in this Schedule 13D, to the best of Lyondell's or the Purchaser's knowledge, none of Lyondell, the Purchaser or the executive officers and directors of either Lyondell or the Purchaser, respectively has effected any transaction in the Shares during the past sixty days.

  (D) ARCO has the right to receive any dividends on the Shares held by it prior to purchase of the Shares pursuant to the Offer. The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreement") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

  (E) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

  The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Lyondell"), Section 11 ("Contracts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Tender and voting Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
 -------
   *A.   Commitment Letter dated June 17, 1998, among Lyondell, J.P. Morgan
         Securities Inc., Donaldson Lufkin & Jenrette Securities Corporation,
         BancAmerica Roberston Stephens, Chase Securities Inc., Morgan Guaranty
         Trust Company of New York, DLJ Capital Funding, Inc., Bank of America
         National Trust and Savings Association, The Chase Manhattan Bank,
         Citibank, N.A. and NationsBank, N.A. (Incorporated herein by this reference to Exhibit (b)(1) of Lyondell's Schedule 14D-1 dated June
         18, 1998.)
   *B.   Agreement and Plan of Merger dated as of June 18, 1998, among the
         Purchaser, Lyondell and the Company. (Incorporated herein by this reference to Exhibit (c)(1) of Lyondell's Schedule 14D-1 dated June
         18, 1998.)
   *C.   Tender and Voting Agreement dated as of June 18, 1998, among the
         Purchaser, Lyondell and ARCO. (Incorporated herein by this reference to Exhibit (c)(2) of Lyondell's Schedule 14D-1 dated June 18, 1998.)
   *D.   Tax Agreement dated as of June 18, 1998, among ARCO, the Company and
         Lyondell (Incorporated herein by this reference to Exhibit (c)(3) of
         Lyondell's Schedule 14D-1 dated June 18, 1998).
   *E.   Guaranty by Lyondell dated as of June 18, 1984. (Incorporated herein by this reference to Exhibit (c)(4) of Lyondell's 14D-1 dated June 18,
         1998.)
   *F.   Offer to Purchase. (Incorporated herein by this reference to Exhibit
         (a)(1) of Lyondell's 14D-1 dated June 18, 1998.)

* Incorporated herein by reference as indicated.

  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 1998.

                                          LYONDELL PETROCHEMICAL COMPANY

                                          By:      /s/ Kerry A. Galvin
                                             ----------------------------------
                                          Name: Kerry A. Galvin
                                          Title: Chief Corporate Counsel and
                                           Corporate
                                                Secretary

                                          LYONDELL ACQUISITION CORPORATION

                                          By:      /s/ Kerry A. Galvin
                                             ----------------------------------
                                          Name: Kerry A. Galvin
                                          Title: Vice President